Earl T. Shannon

President

Salty’s Warehouse, Inc.

1850 Southeast 17th Street, Suite 300

Fort Lauderdale, FL 33316

July 21, 2006

Elaine Wolff

Branch Chief

United States Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Re:          Salty’s Warehouse, Inc.

Registration Statement on Form SB-2, filed December 27, 2005

Registration No. 333-130707

Dear Ms. Wolff:

This letter and Amendment No.3 to the above captioned registration statement, filed simultaneously, serve as a response to your letter dated July 17, 2006. Responses are keyed to the comments in your letter and provide requested additional information accordingly.

General

1.             We have revised the Registration Statement to provide that all offers and sales will be made at a disclosed fixed price for the duration of the offering by the selling shareholders, including affiliates of the company. We have revised the disclosure throughout the prospectus accordingly.

Legal Opinion

1.                                       The Company’s counsel has revised their Legal Opinion pursuant to your comment.

Sincerely,

/s/ Earl T. Shannon
Earl T. Shannon
President
Salty’s Warehouse, Inc.

cc:  Ruba Qashu, Esq.